Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year
	2002	2003	2004	2005	2006
	(in thousands)
Total earnings (losses) and fixed charges	(28,706)	(11,156)	1,316	6,769	14,565
Fixed charges	2,103	731	1,653	3,749	4,860
Ratio of earnings to fixed charges (1)	n/a	n/a	n/a	1.81	3.00

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and loss from equity investees plus fixed charges minus minority interests in consolidated subsidiaries in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $30.8 million, $11.9 million and $0.3 million for the fiscal years 2002, 2003 and 2004, respectively.